TASEKO MINES: COURT OF APPEAL DECIDES IN FAVOR OF FLORENCE COPPER

March 23, 2021, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") is pleased to announce that a decision released today by the Arizona Court of Appeals has confirmed all aspects of the Superior Court of Arizona's (lower court) 2019 decision in favor of Florence Copper, rejected every argument made by the Town of Florence's lawyers in their appeal of the lower court's ruling, upheld Florence Copper's right to mine its private property within the Town, and confirmed the awarding of $1.7 million in legal fees and costs to Florence Copper.

"We are certainly happy with the appellate court decision which draws to a close all outstanding litigation brought by the Town," said Stuart McDonald, President of Taseko. "While it is the outcome we expected, the closure this decision brings is important for not only for the Company, but for all those who benefit from the social and economic contribution we are making to the region."

Today's decision marks the latest in a series of important milestones:

  The legal challenges initiated by previous Town Councils have run their course with every decision in Florence Copper's favor.
  One of the two key permits necessary for commercial operations has been granted by the Arizona Department of Environmental Quality, and the federal Environmental Protection Agency is taking the final steps required to issue the second key operating permit.
  The success of the recent bond offering means capital requirements for commercial production are in hand.
  Final design and engineering of the commercial in-situ production facility as well as procurement of certain critical components is underway.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer

Chief Executive Officer and Director

No regulatory authority has approved or disapproved of the information contained in this news release.

The Notes have not and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any other jurisdiction. The Notes have not and will not be qualified by a prospectus in Canada. Unless registered or qualified by a prospectus, the Notes may be offered and sold, only in transactions that are exempt from registration requirements and from prospectus qualification under Canadian securities laws. In the United States, the Notes were offered and sold, only to persons reasonably believed to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and outside the United States, to non-U.S. persons in compliance with Regulation S under the Securities Act.

This press release is neither an offer to sell nor the solicitation of an offer to buy the Notes, the Existing Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes, the Existing Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful. This press release does not constitute a notice of redemption with respect to the Existing Notes.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and 21E of the U.S. Securities Exchange Act of 1934, as amended, which may not be based on historical fact, including without limitation statements regarding Taseko's expectations in respect of future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that Taseko expects to take place in the future, projected costs and plans and objectives.  Often, but not always, forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
  uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.